Mail 3561
                                                                August 13, 2018


    Scott J. Lynn
    Chief Executive Officer
    Masterworks 001, LLC
    524 Broadway, 10th Floor
    New York, New York 10012

            Re:    Masterworks 001, LLC
                   Offering Statement on Form 1-A
                   Filed July 31, 2018
                   File No. 024-10876

    Dear Mr. Lynn:

           We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

    Risk Factors

    By purchasing shares in this offering, you are bound by the arbitration provisions contained in our subscription agreement which limits your ability to bring class action lawsuits or seek remedies on a class basis, page 29

        1. We note your response to comment 6 that the arbitration provision applies to claims relating to this offering and does not apply "more generally" to compliance with federal securities laws. Your revised disclosure, however, states that the arbitration provision does not apply to claims relating "exclusively" to compliance with federal securities laws. Please revise to state, if true, that it does not apply "to claims made under the federal securities laws," as you state in your response.
 Scott J. Lynn
Masterworks 001, LLC
August 13, 2018
Page 2

Plan of Distribution, page 30

   2. We note your response to comment 4. Please revise your disclosure to describe the information that will be shared in the Ethereum Blockchain, considering you state that recording share ownership will "provide transparency" to investors. For example, discuss whether the number of shares, pricing information and the identity of the holders will be recorded in Ethereum. Please also disclose the purpose of recording share ownership on the Ethereum blockchain.

   3. As a related matter, where you reference your intent to record share ownership on the
      Ethereum blockchain, please also state that transfers of shares will continue to be effectuated via book entry and not on the Ethereum blockchain, if true. Please also explain why the unavailability of the Ethereum blockchain would impact the trading and liquidity of your shares, as you state on page 27, if the Ethereum blockchain is essentially acting as a duplicate, public record of share ownership.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

   You may contact Jennifer L pez, Staff Attorney, at 202-551-3792 or me at 202-551-3720
with any questions.


                                                             Sincerely,

                                                             /s/ Jennifer L pez
for

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products